UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-172405

EMERA INCORPORATED

(Exact name of Registrant as specified in its charter)

1223 Lower Water St., B-6th Floor

P.O. Box 910

Halifax, Nova Scotia

B3J 2W5

(902) 428-6096

(Address and telephone number of Registrant’s principal executive offices)

Second Preferred Shares

(Title of each class of securities covered by this Form)

Common Shares

First Preferred Shares

Debt Securities

(Titles of all classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Emera Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EMERA INCORPORATED

Date:	June 21, 2012	By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary